Dean Family of Funds
                          431 North Pennsylvania Street
                           Indianapolis, Indiana 46204

                                  June 24, 2004


                             Via EDGAR and Facsimile
                       Securities and Exchange Commission
                             450 Fifth Street, N.W.
                                 Judiciary Plaza
                              Washington, DC 20549

                            Re: Dean Family of Funds
            Registration Statement on Form N-1A (File No. 333-18653)

                              Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the "Act"), Dean Family of Funds (the "Company") hereby requests withdrawal of Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A (File No. 333-18653) together with all exhibits and amendments thereto ("Amendment No. 19"), that was originally filed with, and declared effective by, the Securities and Exchange Commission (the "Commission") on June 18, 2004.


Granting this request for withdrawal of Amendment No. 19 is in the interest of public policy because this registration statement was inadvertently filed with the Dean Family of Funds instead of with the Unified Series Trust (File No. 333-100654). For this reason, after Amendment No. 19 is withdrawn, the Unified Series Trust intends to file registration statement on Form N-1A for the amendment, as was the original intent.

If you have any questions with respect to this request, please call Freddie Jacobs, Jr., CPA at 317-917-7425 of Unified Fund Services, Inc.

Sincerely,

Dean Family of Funds, Inc.

/s/ Freddie Jacobs, Jr.
-----------------------
By: Freddie Jacobs, Jr.
Assistant Treasurer